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SIGMA LITHIUM ANNOUNCES FULL YEAR 2025 RESULTS: US$31M CASH FLOW AND 47% CASH MARGIN IN 4Q25; SIGNED US$146M IN TWO OFFTAKE AGREEMENTS

HIGHLIGHTS

•        Strong cash generation: cash from operations in 4Q25 of US$31 million, cash inflows in 1Q26 of US$35 million and expected cash inflows in 2Q26 of US$96 million.

•        Signed two offtake agreements to supply high grade premium lithium oxide concentrate:

o	US$96M for 70,500t to be delivered in 2026
o	US$50M for 40,000t per year for three years for delivery starting in 2026

•        Successful commercial strategy – achieved net sales revenues of approximately US$67 million in 4Q25 and 1Q26, including:

o	Sales of high purity lithium fines of approximately 650,000 tonnes
o	Sales of high-grade premium lithium oxide concentrate of approximately 5,000 tonnes

•        Operating cash margin of 47% in 4Q25, showing financial discipline.

•        Deleveraged balance sheet and repaid debt: in 2025 cut trade finance debt by 60% and total debt by 35%.

•	Restructured mining operations, successfully transitioning from outside contractor to operational control, achieving efficiency gains and cost optimization.

Conference Call Information

The Company will hold a conference call to discuss its financial results for the second quarter of 2025 at 7:30a.m. ET on Monday, March 30, 2026. Register for the call at https://ir.sigmalithiumcorp.com/events

São Paulo, March 30, 2026 – Sigma Lithium Corporation (NASDAQ: SGML, TSX-V:SGML BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security, announces the Company’s results for the three months and the twelve months ended December 31, 2025 and provides an update on recent developments.

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STRONG CASH GENERATION

In 4Q25, the Company generated cash from operations of US$31 million, comprising inflows of US$41 million less cash operating costs of US$10 million. At the end of 4Q25, the Company’s had cash and cash equivalents of US$6.2 million, which was up slightly from US$6.1 million at the end of 3Q25, as the company used a substantial amount of the cash generated for debt repayment.

In 1Q26, cash inflows were US$35 million, primarily from sales of high-purity lithium oxide fines, and cash and equivalents as of March 30, 2026 were US$12 million. In 2Q26, Sigma Lithium’s expected cash inflows are US$96 million, including US$83 million from the Company’s two offtake agreements and US$14 million in proceeds from sales of high-purity lithium oxide fines made in 1Q26.

SIGNED TWO SIGNIFICANT OFFTAKE AGREEMENTS

The Company signed two offtake agreements to supply high grade premium lithium oxide concentrate: a prepayment of US$96 million for 70,500 tonnes during 2026, which was previously announced, and another for the prepayment of US$50 million to supply 40,000 tonnes per year for three years commencing in 2026.

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The agreement that provides for the supply of 70,500 tonnes of high grade lithium oxide concentrate is to be fulfilled during 2026 with disbursements of US$8 million per month (for a total US$96 million) and is designed to support the company’s working capital requirements. Both agreements include flexibility regarding the timing of delivery of the product, which will enable the Company to continue to execute its successful commercial strategy and fully benefit from lithium market seasonality.

EXECUTED A SUCCESSFUL COMMERCIAL STRATEGY

In 4Q25 and 1Q26, Sigma Lithium achieved net sales revenues of approximately US$67 million with sales of about 650,000 tonnes of high purity lithium fines and approximately 5,000 tonnes of high-grade premium lithium oxide concentrate, marking a restart of sales of Sigma Lithium’s main product following the remobilization of the Company’s mine operations. The Company’s mine operations were demobilized at the beginning of October 2025 for a restructuring and remobilized at the end of January 2026. Net sales revenues also included approximately US$14 million in product final price adjustments.

HIGH OPERATING CASH MARGIN SHOWS FINANCIAL DISCIPLINE

In 4Q25, Sigma Lithium’s operating cash margin was 47%, with a decline in operating costs of 77% on a year-over-year basis more than offsetting a drop in net sales revenues of 64%. This performance demonstrates the Company’s ability to reduce costs and underscores Sigma Lithium’s financial resilience.

DELEVERED BALANCE SHEET AND REPAID DEBT

In 2025, Sigma Lithium continued to deleverage its balance sheet. Trade finance debt was cut by 60% from 2024 and total debt declined by 35%. The Company continued to reduce trade finance debt in 1Q26, when it was reduced by 21% from 4Q25 to US$19 million. Total debt at year-end 2025 stood at US$141 million, including a US$100 million loan that Sigma Lithium expects to pay down in 2026 using the proceeds of offtake agreements and anticipated strong cashflow generation.

GUIDANCE FOR PRODUCTION VOLUMES AND COST PER TONNE

In the next twelve-month period, Sigma lithium expects to produce 240,000 tonnes of high grade premium lithium oxide concentrate at an all-in sustaining cost of US$592 per tonne.

Production Volumes and Costs per Tonne (US$/t)	Estimated 12 Month Period (Phase 1)	Estimated FY2027E (Phases 1 & 2)	Estimated FY2028E (Phases 1, 2 & 3)

Production Volumes	240,000	520,000	770,000
CIF China Cash Cost	(440)	(440)	(440)
Maintenance Capex + Other Expenses	(12)	(12)	(12)
ESG, G&A Expenses	(80)	(32)	(16)
Interest Expenses	(60)	(27)	(27)
All-In Sustaining Cost	(592)	(511)	(495)
Cash Flow Forecasts at Various Realized Lithium Prices (US$ M)*
Cash Flow @ US$1,500/t	$158	$384	$581
Cash Flow @ US$1,800/t	$218	$514	$774
Cash Flow @ US$2,000/t	$258	$601	$902
*Prices used to calculate cash flow are grade adjusted.

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ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”) is the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security.

The Company operates one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Greentech Industrial Plant combines dry stacking, the reuse of 100% of water, zero use of toxic chemicals and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time.

Sigma Lithium currently has a nameplate capacity to produce 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its mine and state-of-the-art Greentech Industrial Plant. The Company has initiated a Phase 2 expansion designed to close to double production capacity to 520,000 tonnes. For more information about Sigma Lithium, visit our website

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FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and

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expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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